UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-Q

QUARTERLY SCHEDULE OF PORTFOLIO HOLDINGS OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number:  811-05992

JAPAN SMALLER CAPITALIZATION FUND, INC.

(Exact name of registrant as specified in charter)

Two World Financial Center
Building B, 18th Floor
New York, New York 10281-1712

(Address of principal executive offices)

Shigeru Shinohara
Japan Smaller Capitalization Fund, Inc.
Two World Financial Center
Building B, 18th Floor
New York, New York 10281-1712

(Name and address of agent for service)

Registrant’s telephone number, including area code: (800) 833-0018

Date of fiscal year end: February 28, 2010

Date of reporting period: September 1, 2009 – November 30, 2009

Item 1.  Schedule of Investments

JAPAN SMALLER CAPITALIZATION FUND, INC.
SCHEDULE OF INVESTMENTS
IN SECURITIES OF UNAFFILIATED ISSUERS
November 30, 2009

					% of
			Market	Unrealized	Net
	Shares	Cost	Value	Gain/Loss	Assets
COMMON STOCKS
Banks and Finance
The Aichi Bank, Ltd.	27,500	$2,558,514	$2,219,158	$(339,356)	1.3
General banking services
The Bank of Iwate, Ltd.	29,000	1,682,057	1,798,084	116,027	1.0
General banking services
The Hachijuni Bank, Ltd.	268,000	1,648,133	1,717,689	69,556	1.0
General banking services
The Keiyo Bank, Ltd.	377,000	1,825,568	1,952,302	126,734	1.1
General banking services
The Musashino Bank, Ltd.	95,900	3,521,527	2,555,478	(966,049)	1.4
Regional bank
The San-in Godo Bank, Ltd.	293,000	2,543,073	2,639,977	96,904	1.5
General banking services
Total Banks and Finance		13,778,872	12,882,688	(896,184)	7.3

Chemicals and Pharmaceuticals
Adeka Corporation	264,300	2,517,173	2,433,555	(83,618)	1.4
Resin products
Daicel Chemical Industries, Ltd.	614,000	2,865,968	3,664,395	798,427	2.1
Organic/inorganic chemicals
Hitachi Chemical Company, Ltd.	99,800	1,738,143	1,961,816	223,673	1.0
Semiconductor materials
Lintec Corporation	96,100	1,548,244	1,835,524	287,280	1.0
Adhesive products
Nippon Shokubai Co., Ltd.	186,000	1,424,124	1,688,848	264,724	1.0
Synthetic resins
Rohto Pharmaceutical Co., Ltd.	214,000	2,427,766	2,768,023	340,257	1.6
Pharmaceuticals manufacturer
Total Chemicals and Pharmaceuticals		12,521,418	14,352,161	1,830,743	8.1

Electronics
Taiyo Yuden Co., Ltd.	212,000	1,504,018	2,183,385	679,367	1.3
Electronic components
Yaskawa Electric Corporation.	286,000	1,807,713	2,148,528	340,815	1.2
Servomotors and industrial robots
Total Electronics		3,311,731	4,331,913	1,020,182	2.5

Food Manufacturing
Doutor Nichires Holdings Co., Ltd.	124,000	2,117,658	1,788,192	(329,466)	1.0
Coffee and restaurant chain
Hokuto Corporation	96,400	1,942,339	2,111,006	168,667	1.2
Mushrooms
Nippon Flour Mills Co., Ltd.	309,000	1,417,943	1,679,094	261,151	1.0
Flour
Total Food Manufacturing		5,477,940	5,578,292	100,352	3.2

Machinery and Machine Tools
Mimasu Semiconductor Industry Co., Ltd.	156,800	1,718,836	1,938,949	220,113	1.1
Silicon and gallium
Modec, Inc.	91,200	1,667,063	1,751,464	84,401	1.0
Extraction machinery for marine use
Total Machinery and Machine Tools		3,385,899	3,690,413	304,514	2.1

JAPAN SMALLER CAPITALIZATION FUND, INC.
SCHEDULE OF INVESTMENTS
IN SECURITIES OF UNAFFILIATED ISSUERS
November 30, 2009

					% of
			Market	Unrealized	Net
	Shares	Cost	Value	Gain/Loss	Assets
Miscellaneous Manufacturing
Kansai Paint Co., Ltd.	354,000	$2,145,602	$3,070,398	$924,796	1.7
Paint
Nihon Kohden Corporation	136,500	2,000,240	2,420,151	419,911	1.4
Medical equipment
Tokai Rubber Industries, Ltd.	162,700	2,512,693	1,715,316	(797,377)	1.0
Rubber and plastic products
Total Miscellaneous Manufacturing		6,658,535	7,205,865	547,330	4.1

Real Estate and Warehouse
Daibiru Corporation	371,300	3,666,539	2,884,176	(782,363)	1.7
Leases office buildings, apartments and hotels
Sekisui Chemical Co., Ltd.	296,000	1,946,381	1,766,549	(179,832)	1.0
Prefabricated residential housing
Sumitomo Real Estate Sales Co., Ltd.	48,160	1,804,487	1,973,931	169,444	1.1
Brokerage Services
Total Real Estate and Warehouse		7,417,407	6,624,656	(792,751)	3.8

Restaurants
Hiday Hidaka Corp.	150,000	1,379,030	1,795,646	416,616	1.0
Chinese restaurant chain

Retail
Canon Marketing Japan Inc.	138,800	1,980,774	2,043,523	62,749	1.1
Canon products distributor
Shimachu Co., Ltd.	103,200	2,432,871	2,234,752	(198,119)	1.3
Furniture store chain
Xebio Co., Ltd.	99,900	2,018,436	2,057,737	39,301	1.2
Sporting goods
Total Retail		6,432,081	6,336,012	(96,069)	3.6

Services
Fuyo General Lease Co., Ltd.	178,800	4,034,178	4,017,161	(17,017)	2.3
Machinery Leasing
NEC Networks & System Integration Corporation	159,600	1,976,991	1,977,280	289	1.1
Communication systems
Nissay Dowa General Insurance Co., Ltd.	516,000	2,479,683	2,570,264	90,581	1.5
Automobile, fire, accident, and marine insurance
Rakuten, Inc.	4,571	2,636,350	3,704,567	1,068,217	2.1
Manages consumer websites
Total Services		11,127,202	12,269,272	1,142,070	7.0

Transportation
Kintetsu World Express Inc.	101,500	2,186,395	2,704,702	518,307	1.5
Distribution services
Senko Co., Ltd.	474,000	1,658,462	1,733,643	75,181	1.0
Trucking and warehousing
Total Transportation		3,844,857	4,438,345	593,488	2.5

Wholesale
Hitachi High-Technologies Corporation	149,200	2,932,888	2,446,100	(486,788)	1.3
Electronic components

TOTAL INVESTMENTS IN COMMON STOCKS		78,267,860	81,951,363	3,683,503	46.5

JAPAN SMALLER CAPITALIZATION FUND, INC.
SCHEDULE OF INVESTMENTS
IN SECURITIES OF UNAFFILIATED ISSUERS
November 30, 2009

					% of
	Principal		Market	Unrealized	Net
	Amount	Cost	Value	Gain/Loss	Assets

INVESTMENTS IN FOREIGN CURRENCY
Hong Kong Shanghai Bank- Tokyo
Non- interest bearing account	JPY 176,761,212	$2,050,454	$2,052,380	$1,926	1.2
TOTAL INVESTMENTS IN FOREIGN CURRENCY		2,050,454	2,052,380	1,926	1.2

TOTAL INVESTMENTS		$80,318,314	$84,003,743	$3,685,429	47.7

OTHER ASSETS LESS LIABILITIES, NET			92,257,608		52.3

NET ASSETS			$176,261,351		100.0

+	Non-Income Producing Security.
*	Aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost was $7,865,414.
Aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value was $ 4,179,985.

Portfolio securities and foreign currency holdings were translated at the following exchange rate as of November 30, 2009.

Japanese Yen   86.125   =$1.00

Item 2.  Controls and Procedures.

(a)  The Registrant’s Principal Executive Officer and Principal Financial Officer evaluated the Registrant’s disclosure controls and procedures within 90 days of the filing of this report and concluded that they were effective in providing reasonable assurance that the information required to be disclosed by the Registrant in its reports or statements filed under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b)  There were no changes in the Registrant’s internal control over financial reporting that occurred during the Registrant’s last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Item 3.  Exhibits.

(a)  Certifications of Principal Executive Officer and Principal Financial Officer pursuant to Rule 30a-2(a) under the Investment Company Act of 1940 are attached hereto as an exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAPAN SMALLER CAPITALIZATION FUND, INC.

By:     /s/ Shigeru Shinohara
        Shigeru Shinohara, President
        (Principal Executive Officer)

Date:  January __, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following person on behalf of the Registrant and in the capacities and on the dates indicated.

By:     /s/ Rita Chopra-Brathwaite
        Rita Chopra-Brathwaite, Treasurer
        (Principal Financial Officer)

Date:   January __, 2009